UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

 (Amendment No. )*

Concert Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
 (Title of Class of Securities)

206022105
 (CUSIP Number)

January 28, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

⌧ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 206022105	13G	Page 2 of 5 Pages
1	NAME OF REPORTING PERSONS
Moshe Arkin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
---

	6	SHARED VOTING POWER
1,572,394 (*)

	7	SOLE DISPOSITIVE POWER
---

	8	SHARED DISPOSITIVE POWER
1,572,394 (*)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,572,394 (*)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
5.50% (*) (**)

12	TYPE OF REPORTING PERSON (See instructions)
IN

(*) Reflects updated holdings as of the date of this filing. The beneficial ownership of the securities reported herein is described in Item 4(a).

(**) Based on 28,593,575 shares of Common Stock outstanding as of January 28, 2020 (as provided in the Issuer's Prospectus Supplement on Form 424B5 filed with the Securities and Exchange Commission on January 28, 2020).

Item 1. (a)	Name of Issuer:

Concert Pharmaceuticals, Inc.

(b)	Address of Issuer's Principal Executive Offices:

65 Hayden Avenue, Suite 3000N
Lexington MA 02421

Item 2. (a)	Name of Person Filing:

Moshe Arkin

(b)	Address of Principal Business Office:

6 Hachoshlim St., Herzelia, Israel

(c)	Citizenship:

Israel

(d)	Title of Class of Securities:

Common Stock, $0.001 par value

(e)	CUSIP Number:

206022105

Item 3.	Not applicable.

Item 4.	Ownership:

(a)	Amount beneficially owned:

See row 9 of cover page of the reporting person.

The securities reported herein are beneficially owned as follows:

Moshe Arkin holds directly and through his wholly owned company Arkin Communications Ltd. 500,919 shares of Common Stock representing a total of 1.75% of the total shares of Common Stock outstanding. In addition:

•
774,653 shares of Common Stock, representing 2.71% of the total shares of Common Stock outstanding, are held directly by Sphera Global Healthcare Master Fund, which has delegated its investment management authority to Sphera Global Healthcare Management Ltd. (the "Management Company").

•
296,822 shares of Common Stock, representing 1.04% of the total shares of Common Stock outstanding, are held directly by Sphera Biotech Master Fund, L.P., which has delegated its investment management authority to the Management Company.

The Management Company is managed, controlled, and operated by its general partner, Sphera Global Healthcare GP Ltd., which is controlled jointly by Sphera Funds Management Ltd. and Moshe Arkin.

This Statement shall not be construed as an admission by the Reporting Person that it is the beneficial owner of any of the securities covered by this Statement, and the Reporting Person disclaims beneficial ownership of any such securities.  In addition, the Reporting Person and other entities named in this Schedule 13G may be deemed to constitute a "group" for purposes of Section 13(d) of the Securities Exchange Act of 1934.  Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission that a group exists for purposes of Section 13(d) of the Securities Exchange Act of 1934 or for any other purpose, and the Reporting Person and other entities named in this Schedule 13G disclaim the existence of any such group.

(b)	Percent of class:

See row 11 of cover page of the reporting person

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See row 5 of cover page of the reporting person

(ii)	Shared power to vote or to direct the vote:

See row 6 of cover page of the reporting person and note in Item 4(a) above

(iii)	Sole power to dispose or to direct the disposition of:

See row 7 of cover page of the reporting person

(iv)	Shared power to dispose or to direct the disposition of:

See row 8 of cover page of the reporting person and note in Item 4(a) above

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 6, 2020

Moshe Arkin /s/ Moshe Arkin By: Moshe Arkin